Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On June 2, 2008, the Chicago Board Options Exchange, Incorporated posted the following information circular on its website.

Information Circular IC08-89

To:                          CBOE Membership

From:                     Office of the Chairman

Date:                      June 2, 2008

Subject:                 Proposed Settlement of Exercise Right Litigation

We are pleased to report that a tentative agreement in principle has been reached that would settle the appeal of the SEC order and the Delaware exercise right litigation.  Under the terms of the proposed settlement, which are subject to execution of a definitive Class Settlement Agreement and its approval by CBOE’s membership and the Delaware Court, the plaintiff class would receive an 18% equity interest in a CBOE demutualization plus a cash payment of $300 million.  To qualify as a class member, a person must directly own, on a date to be specified, one CBOT B-1 membership, one Exercise Right Privilege (“ERP”) and 10,251.5 shares of Class A Common Stock of CME Group, Inc.  The amount of equity and cash that any individual could receive in the settlement would be subject to caps.

As part of the agreement, following final court approval, the appeal of the SEC order will be withdrawn and the parties will agree that there are no longer any persons eligible to become CBOE members under the CBOE exercise right.   All claims that were or could be brought in Delaware court would be dismissed. CBOE would be free to demutualize and would agree to take reasonable steps to demutualize as soon as commercially possible.  Post demutualization, class members who remain temporary members of CBOE at demutualization will be offered trading permits on the same basis as other regular CBOE members.

Finally, individuals who owned a CBOT B-1 membership, an ERP and the required number of shares on July 1, 2007, and paid access fees to CBOE to continue trading on CBOE, would receive a payment equal to the access fees that the individual paid, subject to an aggregate cap.

Attempting to reach agreement on this contentious issue has been difficult.  Both sides include a variety of constituents with a broad range of views on what is fair or appropriate, and each side believes they have strong legal cases.  While we are quite comfortable with CBOE’s legal position, we also recognize that litigation is a distraction and always involves the risk of unexpected outcomes.  More importantly, a protracted legal battle could significantly impede CBOE’s strategic options in a rapidly changing environment.

Over the past several years U.S. exchanges have largely migrated from floor-based to screen-based trading.  Technology and regulatory changes have reduced barriers to entry.  Most exchanges have demutualized and become for-profit entities.  These changes have brought about multiple waves of consolidation that are now becoming global in scope.  Many of our competitors are now partnered with larger, well-funded entities.   In this environment, we believe that ongoing litigation would exact an unquantifiable cost to CBOE and its seat owners.

As we evaluated the various scenarios and timetables, it is clear that litigation, including appeals, could drag on for up to three years.  We believe a settlement could be finalized in a period of six to twelve months.  Given these alternatives we believe that the proposed settlement is in the best interest of CBOE and its seat owners.

A membership meeting is being scheduled for Wednesday, June 11 to answer your questions.  The board has unanimously approved the agreement in principle.  Once a definitive agreement has been drawn up a membership vote will be held to seek your endorsement of the board recommendation.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.